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                            June 28, 2024

       Edward McGee
       Chief Financial Officer
       Grayscale Ethereum Trust (ETH)
       c/o Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Revised Preliminary
Information Statement on Schedule 14C
                                                            Filed June 21, 2024
                                                            File No. 000-56193

       Dear Edward McGee:

                                                        We have reviewed your
amended filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

       Revised Preliminary Information Statement on Schedule 14C

       General

   1. We note your response to our comment 1. Please confirm that to the extent there are additional changes made
to the disclosure in the Grayscale Ethereum Mini Trust
                                                        registration statement
on Form S-1, you will revise the disclosure in Annex A accordingly.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward McGee
Grayscale Ethereum Trust (ETH)
June 28, 2024
Page 2




        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,
FirstName LastNameEdward McGee
                                                          Division of
Corporation Finance
Comapany NameGrayscale Ethereum Trust (ETH)
                                                          Office of Crypto
Assets
June 28, 2024 Page 2
cc:       Dan Gibbons
FirstName LastName